SNET                                           News Release
                                               227 Church Street
                                               New Haven, Connecticut 06510


                                       July 24, 1997




For more information contact:  Kevin Moore
                               (203) 771-2136




        SNET Second Quarter Earnings Per Share $0.76


    NEW HAVEN, Conn., July 24, Southern New England

Telecommunications Corporation (SNET) (NYSE: SNG)

announced today that second quarter net income was $50.0

million or $0.76 per share compared with $50.5 million

or $0.77 per share in the second quarter of 1996.

    "We're holding our own as we position SNET for the

future," said Daniel J. Miglio, SNET's Chairman and

Chief Executive Officer.  He added, "Our initiative in

successfully challenging the Federal Communications

Commission's interconnection order enables us to

continue the course we've charted.  We are also moving

to a new competitive model that leverages our wholesale

and retail strengths.  Our planned restructuring into an

incumbent local-exchange carrier (ILEC) and a

competitive local-exchange carrier (CLEC), which was

approved recently by the Department of Public Utility

Control (DPUC), positions us to compete most effectively

in the wholesale and retail markets.  The new structure

will enable our wholesale business, the ILEC, to focus

on remaining the preeminent network provider.  And our

retail business, the CLEC, will gain the ability to

compete equally with other CLECs and differentiate its

products through greater marketing flexibility."

    "Our long-distance, wireless and entertainment

growth businesses are progressing well.  We are

successfully rolling out SNET americast cable-television

service to selected areas of the state and getting a

very enthusiastic customer response.  While we are

satisfied with our 'on plan' results for the quarter,

earnings have been dampened by the full impact of equal

access competition, which was introduced during 1996,

investments we are making in our future like I-SNET and

SNET americast as well as incremental costs for the Year

2000."



Revenues

    Consolidated revenues and sales for the second

quarter were up 2.8 percent to $501.6 million.  Wireline

revenues rose 4.2 percent to $408.0 million.

Interstate/international long-distance posted very

strong growth, with revenues up 41.0 percent on similar

growth in the customer base.  In-state toll revenues

were down 19.2 percent, reflecting the full impact of

intralata toll competition that resulted in lower

message volume and discounted calling plans.  Local-

service revenues were up 4.1 percent on strong access-

line growth of 4.3 percent.  This was fueled by

continued demand for new business and second residential

lines.  Vertical services like caller ID, call blocking

and missed-call dialing also contributed positively to

the local-service revenue gain.  Network-access revenues

increased 10.6 percent on growth in interstate and in-

state minutes of use.

    Revenues for SNET's wireless business were up 3.9

percent to $58.6 million, and margins continued to

improve.

    Revenues from the company's Information and

Entertainment business showed a 2.0 percent gain to

$47.0 million due to growth in Internet access.

Expenses

    Consolidated operating and maintenance expenses for

the second quarter were up 3.3 percent to $295.3

million.  Approximately $3 million of that was spent on

computer reprogramming for the Year 2000.

    Operating and maintenance expenses in the wireline

business grew 5.6 percent or $13.1 million with over

half of that going to support robust growth in SNET's

interstate/international long-distance business.  Other

increases were for higher costs to meet strong service

demand that began in the second half of 1996 and

continues today.

    Wireless expenses declined 7.1 percent or $3.2

million.  This was due in part to less fraud and bad

debt.

    Information and Entertainment operating expenses

rose 32 percent or $5.7 million.  SNET's cable-TV

rollout accounted for $4.6 million of that increase.

There were also higher expenses to support the company's

increased customer base for SNET Internet access

service.

    Depreciation and amortization expenses were up 7.0

percent for the second quarter as a result of expanded

plant, property and equipment.  Interest expense was

down slightly by 1.3 percent or $0.3 million.

    SNET is the leading information, communications and

entertainment company in Connecticut, offering a full

range of wireline and wireless voice and data services,

Internet access and cable TV.  The company is building

I-SNET[R], a statewide broadband information superhighway

and providing network support services to a wide array

of national and international customers.

                            -##-

                            SNET
         Preliminary Summary of Consolidated Results
          For the Three Months Ended June 30, 1997
       (Dollars in Millions Except Per Share Amounts)


                                        (Unaudited)
                                  For the 3 Months Ended    Percent
                                         June 30,            Change
                                      1997      1996
    INCOME STATEMENT
    Revenues and Sales               $501.6    $487.8        2.8%
    Costs and Expenses:
     Operating and maintenance        295.3     285.9        3.3%
     Depreciation
      and amortization                 94.4      88.2        7.0%
     Taxes other than income           13.4      13.5        (.7%)
      Total Costs and Expenses        403.1     387.6        4.0%
    Operating Income                   98.5     100.2       (1.7%)
    Interest expense                   22.4      22.7       (1.3%)
    Other income, net                   3.9       2.1       85.7%
    Income Before Income Taxes         80.0      79.6         .5%
    Income taxes                       30.0      29.1        3.1%
    Net Income                        $50.0     $50.5       (1.0%)

    Weighted Average Common Shares
     Outstanding (thousands)         65,999    65,626         .6%


    Earnings per share                $0.76     $0.77       (1.3%)


    STATISTICS
    Access Lines in Service
       (thousands)                    2,205     2,114        4.3%
    Interstate Minutes of Use
       (millions)                     2,053     1,933        6.2%

                            SNET
         Preliminary Summary of Consolidated Results
           For the Six Months Ended June 30, 1997
       (Dollars in Millions Except Per Share Amounts)


                                      (Unaudited)
                                For the 6 Months Ended   Percent
                                       June 30,           Change
                                    1997      1996
    INCOME STATEMENT
    Revenues and Sales             $984.3    $961.8       2.3%
    Costs and Expenses:
     Operating and maintenance      576.9     554.6       4.0%
     Depreciation
      and amortization              186.0     177.4       4.8%
     Taxes other than income         26.5      27.5      (3.6%)
      Total Costs and Expenses      789.4     759.5       3.9%
    Operating Income                194.9     202.3      (3.7%)
    Interest expense                 45.1      45.3       (.4%)
    Other income, net                 4.0       5.8     (31.0%)
    Income Before Income Taxes      153.8     162.8      (5.5%)
    Income taxes                     57.7      60.1      (4.0%)
    Income Before
      Extraordinary Charge           96.1     102.7      (6.4%)
    Extraordinary Charge,
      Net of Tax                     (3.7)       -
    Net Income                     $ 92.4    $102.7     (10.0%)

    Weighted Average Common Shares
     Outstanding (thousands)       65,922    65,505        .6%

    EARNINGS PER SHARE
    Income Before
      Extraordinary Charge          $1.46     $1.57     (7.0%)
    Extraordinary Charge,
      Net of Tax                    (0.06)      -
    Net Income                      $1.40     $1.57    (10.8%)


    STATISTICS
    Access Lines in Service
       (thousands)                  2,205     2,114      4.3%
    Interstate Minutes of Use
       (millions)                   4,101     3,905      5.0%